

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 8, 2009

Mr. Robert Scott Lorimer
Chief Financial Officer
U.S. Energy Corp.
877 North 8th West
Riverton, WY 82501

> **Re:** **U.S. Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 2, 2009**
> **Response Letter Dated August 13, 2009**
> **File No. 000-06814**

Dear Mr. Lorimer:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note B - Summary of Significant Accounting Policies, page 72

Oil and Gas Properties, page 75

1. We note your revised disclosure responding to prior comment 2 regarding your ceiling test computation. Please further expand your disclosure to distinguish the details between points (B) and (C) of Rule 4-10(c)(4)(i) of Regulation S-X.

    Additionally, tell us the extent your accounting would need to change and the impact on your financial statements to comply with the ceiling test requirements under Rule 4-10(c)(4)(i) of Regulation S-X.

Long-lived Assets, page 75

2.   We note your response to prior comment 3, explaining the assumptions you used
        to assess the impairment of your long-lived assets and your impairment
        assessment results for the first and second quarters of 2009. Please also address
        how you reached no impairment conclusion on your oil and gas properties under
        the full cost ceiling test *as of December 31, 2008*, as requested in our prior
        comment 3, noting that your standardized measure of discounted future net cash
        flows relating to proved oil and gas reserves of $3.3 million as disclosed on page
        88 is significantly less than your oil and gas properties capitalized cost balance of
        $7.9 million as disclosed on page 86.

Supplemental Financial Information on Oil and Natural Gas Exploration, Development
and Production Activities

Capitalized Costs, page 86

3.   We note your response to prior comment 4, asking us to refer to your response to
        prior comment 1. Please note that our prior comment 4 requested disclosures
        about *unproved oil and gas properties* for which costs are excluded from
        amortization and which are required under Rule 4-10(c)(7)(ii) of Regulation S-X,
        rather than about *mineral properties* that you addressed in response to prior
        comment 1. We re-issue prior comment 4.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief